SOL Strategies Secures up to USD $500 Million Convertible Note Facility to Expand SOL Holdings

Initial USD $20 Million Tranche; Capital to be Exclusively Allocated to SOL Purchases and Validator Growth

Toronto, Ontario--(Newsfile Corp. - April 23, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "SOL Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced that it has entered into an arm's length agreement for the issuance of a convertible note (the "Notes") facility of up to USD $500 million (the "Facility") with ATW Partners (the "Investor"), signed on April 23, 2025. This Facility marks a first-of-its-kind in digital asset financing: capital is exclusively earmarked for purchasing SOL tokens, to be staked on validators operated directly by SOL Strategies, with yield shared between the parties.

Pursuant to the Facility, the Company will issue Notes in the aggregate principal amount of USD $20 million as its first tranche (the "Initial Closing"), with additional capacity of up to USD $480 million available in subsequent drawdowns, subject to certain conditions. The Initial Closing is expected to occur on or about May 1, 2025, subject to customary closing conditions.

In this novel structure, interest on the Notes will be paid in SOL, calculated as up to 85% of the staking yield generated by SOL acquired through the facility and staked by SOL Strategies.

This announcement reinforces SOL Strategies' position at the forefront of Solana infrastructure, as the Company continues to scale its Solana validator operations and blend capital markets innovation with deep technical deployment-while actively preparing for a potential Nasdaq uplisting as part of its broader cross-listing strategy.

Leah Wald, Chief Executive Officer of SOL Strategies, commented, "This is the largest financing facility of its kind in the Solana ecosystem-and the first ever directly tied to staking yield. By securing up to half a billion dollars in strategic capital, we are doubling down on our conviction in Solana and our commitment to being the leading institutional staking platform. Every dollar deployed is immediately yield-generating, and accretive to both our balance sheet and our validator business. This structure is not only innovative-it is highly scalable."

The Notes will be convertible into common shares of the Company at the prevailing market price on the date prior to conversion, subject to the terms and conditions of the Notes and the Facility. The Notes, and the underlying common shares, are to be issued outside of Canada pursuant Ontario Securities Commission Rule 72-503 - Distributions Outside Canada and accordingly the common shares issuable under conversion of the Notes will not be subject to any statutory hold period under applicable Canadian securities laws.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act or any state registration requirements. This news release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is serving as placement agent to Sol Strategies. A finder's fee of 4% of the gross proceeds from the Initial Closing will be paid to the placement agent in cash.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, (ii) expectations regarding the characteristics, value drivers, and anticipated benefits of the convertible note facility, (iii) expectations regarding the Company's future development opportunities in connection with the Facility, including but not limited to the Company's plans for validator growth and expansion, the Company's strategy regarding Solana ecosystem investments, and the Company's preparation for a potential Nasdaq uplisting , (iv) the Company's business plans and operations related thereto, (v) the Company's plans for purchasing and staking SOL tokens, (vi) the anticipated staking yield and revenue sharing structure, and (vii) the potential conversion of notes to equity. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. The Company cautions that future tranches beyond the initial USD $20 million are subject to certain conditions and there can be no guarantee these conditions will be met or that the full USD $500 million facility will be utilized. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Investor Contact:
Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/249513